JODY R. SAMUELS, ESQ.

65 Broadway, 12th Floor

New York, New York 10006

917.817.3651

646.998.1969 Facsimile

December 11, 2017

VIA EDGAR

Mr. H. Roger Schwall

Assistant Director

Office of Natural Resources

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	SMG Indium Resources Ltd.

Form 8-K

Filed September 19, 2017

File No. 0-54391

Dear Mr. Schwall:

This letter is sent on behalf of SMG Indium Resources Ltd. (“SMG” or “Company”) in response to the comments of the Staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) communicated in its letter dated November 3, 2017 (the “Comment Letter”) regarding the above-referenced filing. For ease of reference, we have set forth below, in bold, the text of the Staff’s comment prior to each of the Company’s responses in the same order as presented in the Comment Letter.

Item 1. Business, page 5

Management, page 8

1.	We note your response to prior comment 2. However, we note that the July 13, 2016 order found that HII Technologies, Inc. had failed to comply with Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 thereunder because it had not filed any periodic reports since it filed a Form 10-Q for the period ended March 31, 2015. It appears that Mr. Flemming was the Chief Executive Officer of HII Technologies during the period of non-compliance. Please revise here and in the biography of Mr. Flemming at page 24 to disclose the fact that Mr. Flemming was affiliated with HII Technologies, Inc. when it failed to comply with Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 thereunder, including the circumstances surrounding the non-compliance and revocation of registration pursuant to Section 12(j) under the Exchange Act of 1934

Response: In response to the Staff’s comments, the Company has revised its disclosure with respect to Mr. Flemming’s background on pages 8 and 24.

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Raw Materials, page 9

2.	We note your response to comment 4 and reissue the comment. Please tell us why you do not believe that disclosure of the principal raw materials used in the manufacturing of your products is material. In that regard, we note your disclosure at page 21 that you plan to improve your cash position by focusing on, among other things, buying larger quantities of your raw materials used in your products for improved unit costs.

Response: Although the raw materials used in the Company’s products are material to the manufacture of its products, we do not believe that disclosure of the raw materials used in the manufacture of our proprietary products are material to an investor. The Company’s raw materials and the chemicals that they consist of is proprietary information that the Company has developed over many years and does not believe requires disclosure. The Company continuously works to protect its proprietary formulations and trade secrets from disclosure to its competitors and believes that any such disclosure could materially adversely affect the Company’s business. As the raw materials that the Company uses in its products are not rare or difficult to acquire, the Company has previously disclosed in its Form 8-K that it is not dependent on any single source of supply for its raw materials, and that the Company believes that such materials are readily available from multiple sources. As the Company believes that the raw materials it uses in its products are proprietary information, coupled with the fact that such raw materials are available in sufficient quantities from multiple sources, we do not believe that any further disclosure is required.

Item 2. Financial Information, page 18

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 18

Liquidity and Capital Resources, page 21

3.	We note your response to comment 6 and reissue the comment in part. Please revise to discuss your outstanding notes payable and file the instruments governing them. Refer to Items 303(a)(1) and 601(b)(4) of Regulation S-K. In that regard, we note your disclosure at pages 8-9 of Exhibit 99.2 that notes payable issued on October 15, 2010, January 27, 2017, and February 2, 2017 were outstanding as of June 30, 2017 and your disclosure here that you refinanced one of your notes with a community bank on August 14, 2017. In addition, please identify the note that you refinanced on August 14, 2017 and the community bank

Response: The Company has amended the Liquidity and Capital Resources section to include a discussion of all outstanding notes payable as of June 30, 2017 as well as notes refinanced with First State Bank & Trust on August 14, 2017. The Company has also included new exhibits 10.14 through 10.19 with this filing.

Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (917) 817-3651.

Sincerely,

/s/ Jody R. Samuels, Esq.

Jody R. Samuels, Esq.

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